

November 30, 2011

Via E-mail
Gregory Schifrin
Chief Executive Officer
WestMountain Index Advisor, Inc.
120 Lake Street, Suite 401
Sandpoint, ID 83864

> **Re:** **WestMountain Index Advisor, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 15, 2011**
> **File No. 333-176770**

Dear Mr. Schifrin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please continue to monitor the updating requirements of Rule 8-08 of Regulation S-X.

2. We have considered your response to our prior comment 1. Please clarify for us whether any of the amounts contributed to the Raven JV for the exploration of the mining properties is applied towards the total investment of $6,000,000 required for the company to acquire a 51% interest in the venture. Additionally, please tell us the section of Industry Guide 7 you have relied upon to support your accounting conclusions.

3.   We note your response to prior comment 1 in which you state that you have capitalized mineral rights to the property known as Fish Creek 1-5. Your disclosure on page F-10 appears to indicate that $250,000 was capitalized for such rights and that you have made payment to Ben Porterfield through stock issuance for such rights. Please clarify what the $150,000 cash payment to Ben Porterfield as well as the $50,000 payment due in October 2011 represent. In your response, tell us how you have accounted for these payments and whether or not these payments represent mineral rights.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Robert Telewicz, Accounting Reviewer, at (202) 551-3438, if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Adviser, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: James F. Biagi, Jr.
       Monahan & Biagi PLLC